PATHEON INC.

4721 Emperor Boulevard, Suite 200

Durham, NC 27703

April 13, 2011

VIA EDGAR SUBMISSION

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Patheon Inc.

Form 10-12G filed February 25, 2011

File No. 000-54283

Dear Mr. Riedler,

Patheon Inc. (the “Company”) hereby submits for filing Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2011 (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments issued by the Staff (the “Staff”) of the Commission as result of the Staff’s examination of the Registration Statement. The responses below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

General

1.	We note you are voluntarily registering your class of common stock under Section 12(g) of the Exchange Act. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, please consider withdrawing the Form 10 prior to effectiveness and refiling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed

COMPANY RESPONSE:

The Company acknowledges that the Registration Statement automatically goes effective 60 days after the date filed. The Company further acknowledges that once the Registration Statement becomes effective, the Company will become subject to the reporting requirements under Section 13(a) of the Securities and Exchange Act, even if the Staff continues to review and comment upon the Registration Statement.

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Overview, page 1,

2.	Please disclose in this section the basis for the following assertions about your competitive position within your industry:

•	“We believe we are the world’s second-largest CMO provider and world’s largest PDS provider”;

•	“In fiscal 2010, we manufactured 10 of the top 100 selling drug compounds in the world...”; and

•	“We are also currently developing nine of the top 100 developmental stage drugs in the world on behalf of our customers.”

COMPANY RESPONSE:

The Company has revised the disclosure on pages 1-2 of Amendment No. 1 in response to the Staff’s comment.

Our Segments, page 3

3.	Please revise the illustration and related discussion to:

•	Define the terms “API” and “PAI”;

•	Clarify whether you manufacture “bulk drug substance”; and

•	With respect to the section beginning “Services Provided by Patheon” clarify whether the only service you provide is the shaded portion entitled “PAI.”

COMPANY RESPONSE:

The Company has revised the disclosure on page 3 of Amendment No. 1 in response to the Staff’s comment.

Commercial Manufacturing, page 4

4.	Please provide the basis for the statement concerning your global market share in 2009.

COMPANY RESPONSE:

The Company has revised the disclosure on page 4 of Amendment No. 1 in response to the Staff’s comment.

Pharmaceutical Development Services, page 4

5.	Please provide the basis for the statement concerning your global market share in 2009.

COMPANY RESPONSE:

The Company has revised the disclosure on page 4 of Amendment No. 1 in response to the Staff’s

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comment.

6.	Please expand the discussion to clarify that the patents and drug approvals obtained as a result of your development activities on behalf of a customer, belong to the customer and, if true, that you do not receive royalties or similar compensation as a result of the sales of the products for which you participated in the development.

COMPANY RESPONSE:

The Company has revised the disclosure on page 5 of Amendment No. 1 in response to the Staff’s comment.

Performance Enhancement Initiatives, page 5

7.	In order to provide context for your statements concerning your percentage of on-time, in-full delivery results, please expand the discussion to provide comparable industry data, to the extent known.

COMPANY RESPONSE:

The Company respectfully advises the Staff that it is not aware of the on-time, in-full delivery percentages achieved by the Company’s competitors. However, the Company believes that one of the important factors considered by customers in selecting a commercial manufacturing services provider is the ability of such provider to meet the customer’s supply chain requirements with on-time, in-full delivery. For this reason, as disclosed in the “Performance Enhancement Initiatives” section of Item 1 of the Registration Statement, the Company focuses on on-time, in-full delivery as part of its corporate strategy.

8.	Please expand the discussion with respect to your performance guarantee to indicate what, if anything, the customer receives if you do not fulfill the requirements of the commercial manufacturing contracts.

COMPANY RESPONSE:

The Company has revised the disclosure on page 5 of Amendment No. 1 in response to the Staff’s comment.

“Our services and offering are highly complex...,” page 12

9.	To the extent you have experienced the failures and problems referred to in this risk factor, please expand the discussion to describe these situations and quantify the effects of such events, if material.

COMPANY RESPONSE:

The Company respectfully advises the Staff that it has not previously experienced any of the

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failures or problems discussed in this risk factor, except for failures or problems that were, individually and in the aggregate, immaterial to the Company’s business and operations.

“Our operations outside the United States...,” page 13

10.	Please expand the discussion to quantify the extent of your operations outside the United States.

COMPANY RESPONSE:

The Company has revised the disclosure on page 13 of Amendment No. 1 in response to the Staff’s comment.

“We are dependent on key management and scientific personnel,” page 13

11.	Please expand the discussion to identify the personnel upon whom you are dependent and state the extent to which you have employment agreements with these individuals.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the loss of any one individual would not have a material adverse effect on its business. The Company intends for this risk factor to describe the risks posed by a collective loss of services and expertise from multiple key personnel and has revised the disclosure on page 17 of Amendment No. 1 to clarify the risks posed.

“We rely on our customers to supply many of the necessary ingredients...,” page 16

12.	Based on the disclosure in this risk factor and in the “supply arrangements” section on page 7, it appears you may have entered into supply agreements with third parties for required raw materials. Please identify the raw materials that are the subject of the risk factor, disclose whether you have any agreements in place for these raw materials, and, if known, the name of the manufacturer and/or supplier. If you have entered into supply agreements, please file them as exhibits and describe them in an appropriate location in the registration statement. Alternatively, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE:

The Company respectfully advises the Staff that it generally obtains active pharmaceutical ingredients (“API”) from its customers and other raw materials through agreements with other third-party suppliers. Because raw materials other than API are most often readily available from multiple sources, the primary risk that the Company faces with respect to supply chain disruption relates to the inability to obtain API, not other raw materials. Furthermore, if our customers or third-party suppliers do not supply API or other raw materials on a timely basis, the Company may be unable to manufacture products for its customers.

Because the Company uses a significant number of raw materials in the services it provides, raw materials other than API are most often readily available from multiple sources and no one product or customer is material to the Company’s operations, the Company does not believe that identifying specific

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raw materials (including API) in the risk factor is appropriate or would be helpful for investors. The material risk that the Company faces with respect to raw materials is the potential for a sustained disruption in the supply chain involving multiple customers or vendors at one time. Accordingly, the Company has revised the risk factor on pages 16-17 to clarify the actual risks posed.

The Company further advises the Staff that it has evaluated the materiality of its supply agreements and determined that none constitutes a material contract under Item 601(b)(10) of Regulation S-K. Each supply agreement is a contract that ordinarily accompanies the Company’s business and was entered into in the ordinary course of business. None of the supply agreements falls within one of the enumerated categories under Item 601(b)(10)(ii) that would disqualify these contracts from the ordinary course exception. Therefore, the Company respectfully submits that it is not required to file any of its supply agreements pursuant to Item 601(b)(10) of Regulation S-K.

“We are, or may be, party to certain derivative financial instruments...,” page 17

13.	Please expand the discussion to quantify the loss exposure you may have as a result of these instruments.

COMPANY RESPONSE:

The Company respectfully advises the Staff that it does not currently have any interest rate swaps or similar derivative instruments to hedge interest rate risk. The Company has, however, revised the disclosure on page 18 of Amendment No. 1 in response to the Staff’s comment to quantify the Company’s exposure resulting from its foreign exchange contracts.

“We are subject to environmental, health and safety...,” page 22

“We are subject to product and other liability risks...,” page 23

14.	Please expand the disclosure to disclose the extent of liability coverage for environmental and product liability risks, respectively. In addition, please disclose the cost of such coverage, if material.

COMPANY RESPONSE:

The Company has revised the disclosure on page 23 of Amendment No. 1 in response to the Staff’s comment and respectfully advises the Staff that the cost of such liability coverage is immaterial to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 48

Revenue Recognition

15.	Tell us why you do not consider revenue recognition a critical accounting estimate.

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COMPANY RESPONSE:

The Company respectfully advises the Staff that, as disclosed in Note 2 to its audited financial statements included in the Registration Statement, the Company recognizes revenue for commercial manufacturing services and pharmaceutical development services (“PDS”) “when services are completed in accordance with specific agreements with its customers and when all costs connected with providing these services have been incurred, the price is fixed or determinable and collectability is reasonably assured.” With respect to commercial manufacturing services, revenue is recognized when services are complete and the Company’s quality assurance department has determined that the product has been manufactured in accordance with the customer’s specifications and applicable regulations. With respect to PDS, revenue is recognized on the achievement of specific enumerated milestones (i.e., the provision of specific analytical, formulation, stability, and related services to the customer). Each of these requirements is readily ascertainable without the application of significant judgment.

Accordingly, the Company does not consider revenue recognition to be a critical accounting estimate because revenue recognition does not involve any material estimates or assumptions by the Company. The Company’s customer contracts clearly specify the prices for the services and when the services are deemed to be complete. In addition, because the products the Company manufactures on behalf of its customers must undergo extensive quality control testing prior to being released to the customer, the Company has historically experienced very low (immaterial) levels of returns, refunds and other sales allowances that would require estimation.

Tabular Disclosure of Contractual Obligations, page 47

16.	Please revise your table to include interest expense on Long-term debt.

COMPANY RESPONSE:

The Company has revised the disclosure on page 53 of Amendment No. 1 in response to the Staff’s comment.

Item 3. Properties, page 52

17.	Please tell us why you have not included the North Carolina, Swiss, Japanese or the regional administration office in Mississauga in the list of properties or filed the respective lease agreements as exhibits. We may have additional comments.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the Company’s leased properties in Research Triangle Park, North Carolina, Zug, Switzerland, Mississauga, Canada, and Tokyo, Japan are not materially important physical properties of the Company. One of the leased properties in North Carolina and the leased properties in Switzerland, Canada and Japan are administrative office facilities. The other leased property in North Carolina is a small pharmaceutical development services facility, whose contributions to our operations are immaterial. Therefore, the Company has not included these properties in the list of materially important properties required by Item 102 of Regulation S-K.

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The Company further advises the Staff that it analyzed the terms of the leases for its properties discussed above to assess their materiality under Item 601(b)(10)(ii)(D) of Regulation S-K at the time of preparing the Registration Statement. As part of that review, the Company considered that each lease provides for future minimum rental payments that are immaterial compared to the Company’s total operating expenses. Furthermore, the Company considered that the spaces occupied in each of these locations do not have particularly unique characteristics, and the Company believes that it could readily replace such space with other general office space if required to do so. The Company also believes that there are replacement office spaces at comparable prices in the nearby areas if the leases were terminated prior to their stated terms. As a result of the Company’s review, the Company concluded that the leases for these properties are not material and thus not required to be filed under Item 601(b)(10)(ii)(D) of Regulation S-K.

Item 6. Executive Compensation, page 60

18.	Please expand the discussion where appropriate to provide the information requested by paragraph (e)(4) of Item 407 of Regulation S-K as requested by Item 6 of Form 10.

COMPANY RESPONSE:

The Company has revised the disclosure on pages 90-96 of Amendment No. 1 in response to the Staff’s comment.

Fiscal 2010 Base Salaries, page 63

19.	We note you used the Radford survey as a source of competitive data to determine market compensation levels and to ascertain whether your NEO salaries were appropriately competitive. Please expand the discussion to explain what you mean by the term “appropriately competitive” and disclose how the salaries you pay compared to the salaries in the Radford survey.

COMPANY RESPONSE:

The Company has revised the disclosure on page 70 of Amendment No. 1 in response to the Staff’s comment.

Fiscal 2010 Grants, page 69

20.	We note that Mercer constructed a peer group for you, determined the equity award practices of this peer group, and made recommendations regarding your equity compensation program. We also note that consistent with these recommendations, you made significant option grants. Please expand the discussion to describe how the actual option grants to your NEOs compared to the grants in the Mercer analysis.

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COMPANY RESPONSE:

The Company has revised the disclosure on pages 75-76 of Amendment No. 1 in response to the Staff’s comment.

Item 15. Financial Statements and Exhibits

Audited Consolidated Financial Statements

General

21.	Please update your financial statements and related financial information through the period ended January 31, 2011 as required by Rules 3-01 and 3-12 of Regulation S-X or, as an alternative, file Form 10-Q for the period ended January 31, 2011.

COMPANY RESPONSE:

The Company has updated the financial statements and related financial information through the period ended January 31, 2011 as required by Rules 3-01 and 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

22.	Please present an audit report stating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) for all years presented.

COMPANY RESPONSE:

The Company has included a revised audit report from Ernst & Young LLP on page F-1 of Amendment No. 1 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-8

23.	Please clarify if your revenue includes both product sales and contract services and disclose service revenue and cost of service revenue separate from product sales and cost of goods sold on the statement of loss. Clarify how delivery is considered in the timing of your revenue recognition.

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COMPANY RESPONSE:

Background

The Company respectfully advises the Staff that its revenue consists entirely of services and does not include product sales. As disclosed in Note 1 to the Company’s audited financial statements, the Company is a provider of both commercial manufacturing services and PDS. As further disclosed in Note 2, the Company recognizes revenue for its commercial manufacturing services and PDS “when services are completed in accordance with specific agreements with its customers and when all costs connected with providing these services have been incurred, the price is fixed or determinable and collectability is reasonably assured.”

Commercial Manufacturing Services

With respect to commercial manufacturing services, the Company does not own or sell any products; instead, the majority of active pharmaceutical ingredients (“API”) and all of the finished pharmaceutical goods are owned by the Company’s customers. Accordingly, as disclosed in Note 4 to its audited financial statements, the Company did not have any finished goods inventory on hand at October 31, 2010. As further disclosed in Note 1, “[t]he Company manufactures to customer specifications a wide variety of products in many packaging formats.” The Company provides its commercial manufacturing customers a service that transforms their API into finished pharmaceutical products (e.g., prescription and over-the-counter drugs) by applying other raw materials, labor and overhead as part of the transformation process. Because of the service-based nature of the Company’s commercial manufacturing activities, the Company does not have any product sales revenue to report separately.

With respect to the impact of delivery on the timing of the Company’s revenue recognition for commercial manufacturing services, the Company’s commercial contracts require the customers to provide fixed purchase orders for the subsequent 90-day period and obligate the customers to pay for the Company’s services regardless of whether they take ultimate delivery of the finished goods. As disclosed in Note 2 to the Company’s audited financial statements, “revenue is recognized when services are complete and the product has met rigorous quality assurance testing.” At that point, the finished goods are ready for pick up by the customer, as all services have been performed in accordance with the terms of the contract.

Pharmaceutical Development Services

With respect to PDS, services are provided according to individual customer contracts, and revenue is recognized upon completion of these services. As disclosed in Note 1 to the Company’s audited financial statements, PDS include “dosage form development, analytical methods development, pilot batch manufacture of new products for the regulatory drug approval process and the provision of scale-up services designed to demonstrate that a drug can be manufactured in commercial volumes.” Thus, these services, like the Company’s commercial manufacturing services, do not constitute product revenue.

With respect to the impact of delivery on the timing of the Company’s revenue recognition for PDS, as disclosed in Note 2, “revenue is recognized on the achievement of specific milestones in accordance with the respective development service contracts.” Some examples of milestones include formulation studies, stability tests, development of analytical methods, development of dosage forms and prototype batch manufacturing and documentation. Thus, revenue recognition occurs when the Company completes the agreed-upon activity and provides any related deliverables to the customer.

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24.	Define and describe the term “services” as included in your revenue. Describe the nature of the contracts referred to here, including their key terms (including, at a minimum, length of contract and future services, extent of multiple deliverables, nature of milestone payments received, product or service refunds and termination provisions) and how they affect revenue recognition accounting.

COMPANY RESPONSE:

Definition and Description of “Services”

The Company respectfully advises the Staff that Note 1 to the Company’s audited financial statements provides that the Company offers two categories of services: commercial manufacturing services and PDS. Note 1 describes the Company’s commercial manufacturing services as including the “manufacture[] to customer specifications [of] a wide variety of products in many packaging formats.” Note 1 describes the Company’s PDS as including “dosage form development, analytical methods development, pilot batch manufacture of new products for the regulatory drug approval process and the provision of scale-up services designed to demonstrate that a drug can be manufactured in commercial volumes.”

Commercial Manufacturing Services

With respect to the Company’s commercial manufacturing services, the Company enters into commercial manufacturing agreements, typically with multi-year terms (usually 5 to 7 years) with its customers. Pursuant to these agreements, the Company does not own any products or market or sell any products owned by its customers. In most cases, the customer supplies the Company with the API that is the essential component of the pharmaceutical product (free of charge), which the Company then transforms into a finished pharmaceutical product for a fee. No production service occurs until the Company receives a firm purchase order from the customer. The applicable commercial manufacturing agreement generally provides for the Company to acquire any “non-API” ingredients and packaging components required in the production process. Only the customer has regulatory permission to sell products to the consumers.

The Company’s customer agreements and applicable regulations require that the finished goods meet rigorous quality assurance testing, as disclosed in Note 2 to the Company’s audited financial statements. The product is not released to the customer until the Company’s quality assurance department has completed testing and is satisfied that the product has been manufactured in accordance with customer specifications and applicable pharmaceutical regulations. Upon release by the quality assurance department, the Company has satisfied its obligations in connection with the services to be provided to the customer and, at that time, recognizes revenue from the services.

Pharmaceutical Development Services

The Company also provides PDS services for customers. The precise services to be rendered for a particular customer are specified in the customer’s development services agreement. These development services agreements can be for a period of several years, but individual projects are generally short-term in nature.

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General

As disclosed in Note 2 to the Company’s audited financial statements, the Company recognizes revenue for both commercial manufacturing services and PDS “when services are completed in accordance with specific agreements with its customers and when all costs connected with providing these services have been incurred, the price is fixed or determinable and collectability is reasonably assured.”

As further disclosed in Note 2 to the Company’s audited financial statements, “[t]he Company does not receive any fees on signing of contracts.” In addition, the Company does not receive payments or recognize revenues upon achieving interim performance milestones. Instead, the milestones for which the Company recognizes revenue and receives payment for achieving represent distinct deliverables, and the achievement of such milestones represents the Company’s completion of specific services set forth in its development agreements. In other words, the Company does not recognize revenue until the services are complete.

Either party may terminate a commercial manufacturing or PDS contract by providing advance notice as specified in the agreement. The Company’s commercial manufacturing contracts typically provide for six to 18 months’ advance notice for the transfer or discontinuance of any product. The customer assumes liability for all material commitments made in accordance with purchase orders. The Company’s PDS contracts are shorter term in nature and typically allow the customer to terminate at any time, with payment due for services performed and noncancelable costs incurred to date. In the case of termination by a customer, there would be no penalties or other payments due from the Company. These contractual termination provisions generally do not impact the Company’s recognition of revenue.

The Company’s customer agreements generally provide for the provision of discrete services by the Company with agreed-upon prices. The Company generally does not enter into arrangements with multiple deliverables; accordingly, any “multiple element arrangements” as defined in applicable accounting literature have been and are expected to continue to be immaterial to the Company’s financial statements.

In addition, as discussed in the Response to Comment 15, refunds and returns have also historically been immaterial.

Conclusion

As discussed above, the Company respectfully submits that it has identified the material aspects of its revenue recognition policy in its audited financial statements. Accordingly, the Company believes that its financial statements and related notes are fairly stated in compliance with such requirements. However, the Company acknowledges the importance of transparency and clarity in its financial reporting and will continue to reassess its revenue recognition disclosures going forward and make such changes as it believes appropriate to help investors understand the material aspects of its revenue recognition policy and its application to specific transactions.

Deferred Revenue, page F-8

25.	Revise your disclosure to include a discussion of how you account for your costs associated with these capital assets when incurred. Explain why you would account for the reimbursement as revenue and quantify the amount of revenue recognized in each period presented.

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COMPANY RESPONSE:

Costs Associated with Reimbursed Capital Assets

The Company respectfully advises the Staff that Note 2 to its audited financial statements provides that “[c]apital assets are carried at cost less accumulated depreciation,” that “[t]he cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in earnings” and that “[d]epreciation is provided on the straight-line basis based on estimated useful lives.” Note 5 to the Company’s audited financial statements sets forth the Company’s capital assets by major asset class, with the total number (net of accumulated depreciation) agreeing to the Company’s balance sheets. The cost of capital assets for which the Company receives reimbursement are accounted for in a similar manner to the Company’s other capital assets, consistent with the above principles.

As disclosed in Note 2 to the Company’s audited financial statements, “[t]he costs of certain capital assets are reimbursed to the Company by the pharmaceutical companies that are to benefit from the improvements in connection with the manufacturing and packaging agreements in force. These reimbursements are recorded as deferred revenues and are recognized as income over the remaining minimum term of the agreements.” Consistent with the Company’s disclosure in the footnotes to its audited financial statements, this reimbursement does not impact the accounting for the capital assets themselves. Based on the foregoing, the Company respectfully submits that it has disclosed the material aspects of its accounting for the costs of such capital assets when incurred in its audited financial statements.

Accounting Treatment of Reimbursements for Capital Assets

The Company respectfully advises the Staff that Note 2 to its audited financial statements discloses that the pharmaceutical companies that reimburse the Company for the cost of certain capital assets benefit from those assets. Accordingly, as disclosed in Note 2, the Company recognizes these amounts as income over the remaining minimum term of the commercial manufacturing services agreements with such customers. The Company respectfully submits that the reimbursements received by the Company for capital assets relate to the delivery of future services by the Company, which, as discussed above, are recognized upon completion. These reimbursements have no benefit to the customer providing the reimbursement unless the Company provides the agreed-upon services. In addition, these reimbursements do not affect the ownership of the capital assets, which at all times are owned by the Company, not the customer.

Accordingly, consistent with SEC Staff Accounting Bulletin 104 (“SAB 104”), the Company has determined that the reimbursement and the continuing performance obligation related to services to be provided should be assessed as an integrated package. Therefore, reimbursement amounts, even if non-refundable, are considered as “earned” as the services are delivered and/or performed over the term of the arrangement or the expected period of performance. If the Company instead recognized the reimbursements as offsets to its capital assets (either through direct balance sheet offsets or through amortization to depreciation expense), the reimbursements would not reflect the true income the Company earned under its customer agreements. Instead, such reimbursements would incorrectly reduce the amount of capital assets reported on the Company’s balance sheets. The Company does not believe that these results are consistent with SAB 104. Accordingly, the Company generally defers such amounts and recognizes them systematically over the periods that the service fees are earned. Consistent with the guidance in footnote 40 to SAB 104, nonrefundable reimbursements are recognized on a straight-line

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basis over the term of the contract. Reimbursements that are refundable depending on the actual amount of production services provided are recognized based on production volumes.

The amount of deferred revenue recognized in each of the periods, which includes prepayments for future services and reimbursement for capital assets, is quantified in a separate line item titled “amortization of deferred revenues” on the Company’s consolidated statements of cash flows for all periods presented. The Company supplementally advises the Staff that the Company recognized revenue related to such reimbursements of $1.9 million in fiscal 2008; $1.0 million in fiscal 2009; $14.5 million in fiscal 2010, of which $1.1 million was earned in the first quarter of fiscal 2010; and $16.3 million in the first quarter of fiscal 2011. The higher amount of reimbursement revenue recognized in fiscal 2010 was primarily due to the acceleration of deferred revenue recognition from the modification of several customer contracts, and the higher amount recognized in the first quarter of fiscal 2011 was primarily due to the early termination of one of the Company’s contractual arrangements. The material impact of such accelerated deferred revenue recognition on revenues for fiscal 2010 and the first quarter of fiscal 2011 is discussed on pages 36 and 45 of Amendment No. 1, respectively. Based on the foregoing, the Company respectfully submits that it has disclosed the material aspects of its accounting for the reimbursement of capital assets in its financial statements and that it is not necessary to provide further quantification of these amounts in the notes thereto.

Government financing, page F-12

26.	Revise your disclosure to quantify the amounts received in each period presented and state whether the grants are non-refundable. If refundable, state the circumstances under which a refund would be payable.

COMPANY RESPONSE:

Although the Company applies for government grants from time to time, the Company respectfully advises the Staff that it did not receive any government grants during any of the periods presented in the financial statements included in Amendment No. 1. Accordingly, the Company has not quantified any amounts for government grants in the notes to those financial statements. If the Company receives material government grants in the future, it will disclose such grants, and whether or not they are refundable, in its financial statements.

Income Taxes, page F-34

27.	Disclose the nature of the reconciling items “foreign” and “domestic” in the reconciliation from expected income tax to effective income tax. In addition, disclose here, or in Note 21 Additional disclosures required under US GAAP, the amount of income (loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 4-08(h) of Regulation S-X.

COMPANY RESPONSE:

The Company has revised the disclosure on page F-51 of Amendment No. 1 in response to the Staff’s comment.

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* * * * *

As requested in the Staff’s March 23, 2011 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Company can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone at (919) 226-3200.

Sincerely,

/s/ Eric W. Evans
Eric W. Evans
Chief Financial Officer